July 10, 2009

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Sensus Metering Systems (Bermuda 2) Ltd.
Sensus Metering Systems Inc.
Form 10-K for the fiscal year ended March 31, 2009
File No. 333-113658

Dear Mr. Vaughn:

Thank you for your letter dated July 9, 2009, addressed to Jeffrey J. Kyle of Sensus Metering Systems (Bermuda 2) Ltd. and Sensus Metering Systems Inc. (collectively, the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the fiscal year ended March 31, 2009 (the “Form 10-K”), which was filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009.

We have considered the Staff’s comments on the Form 10-K carefully and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where we intend to amend the Form 10-K in response to the Staff’s comments, we have so indicated.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 31

Intangible Assets, page 32

1.	We note that your goodwill and other indefinite lived intangibles impairment tests are based upon an income and market valuation methodology. Please revise future filings to explain how you weight each of the methodologies. Discuss the significant management judgments and estimates used in your impairment analysis, such as discount rates, growth rates, market multiples, etc. and discuss the effect that a change in any significant assumptions would have had on the results of your impairment tests.

Response:

We have noted the Staff’s comment and will include such disclosures related to our valuation methodologies and impairment analyses in future filings with the Commission.

Report of Independent Registered Public Accounting Firm, page 36

2.	We note that the report of your Independent Registered Public Accounting Firm is not signed. Please amend your Form 10-K to include a signed report from your Independent Registered Public Accounting Firm. Please refer to Rule 2-02(a) of Regulation S-X and PCAOB Interim Auditing Standard AU 508.08(i).

Response:

We received the signed report from our Independent Registered Public Accounting Firm prior to filing the Form 10-K with the Commission and inadvertently omitted to include a conformed signature in the Form 10-K. We will amend the Form 10-K to include a conformed signature on the audit report immediately upon completion of the Staff’s review.

Note 17. Business Segment Information, page 76

3.	We note that your disclosure of long-lived assets by geographic region includes goodwill and intangible assets. Please note the guidance set forth in the FASB Accounting Standards Codification 280-10-55-23, which indicates that disclosure relating to long-lived assets by geographic region should not include intangible assets. Please revise your future filings accordingly.

Response:

We have noted the Staff’s comment and will revise our future filings accordingly.

*        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for providing the Staff’s comments on the Form 10-K. Because the Company’s Post-Effective Amendment No. 5 to Form S-1 (File No. 333-118053) is currently pending with the Commission, we would be very grateful for the Staff’s prompt attention to completing its review of the Form 10-K. If you have any questions regarding any of our responses, or if you require any additional information, please do not hesitate to contact me at (919) 845-4013, Thomas D’Orazio at (919) 845-4005 or our counsel, David A. Carpenter of Mayer Brown LLP, at (312) 701-8432.

Sincerely,

/s/ Jeffrey J. Kyle
Jeffrey J. Kyle Chief Financial Officer

cc:	Eric Atallah
Securities and Exchange Commission

David A. Carpenter
Mayer Brown LLP

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